UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TELANETIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0622733
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6197 Cornerstone Court E, Suite 108 San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: 333-112447

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 par value per share

(Title of class)

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Authorized Stock of the Company

Under the Telanetix, Inc. (the “Company”) Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the authorized capital stock of the Company currently consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of May 11, 2006, 14,286,334 shares of the Company’s common stock were issued and outstanding. No shares of the Company’s preferred stock have been issued.

Common Shares to Be Registered

The class of common stock being registered hereby includes the authorized shares of common stock of the Company initially registered on Form SB-2 (Registration No. 333-112447) filed with the Securities and Exchange Commission on February 3, 2004, as subsequently amended from time to time.

Each outstanding share of the Company’s common stock entitles the holder to one vote on all matters requiring a vote of stockholders. Since the common stock does not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all the directors of the Company and the holders of the remaining shares would not be able to elect any directors.

Subject to the rights of holders of any series of preferred stock that may be issued in the future, the holders of the common stock are entitled to receive dividends when, as and if declared by the Board of Directors (the “Board”) out of funds legally available therefor. In the event of a voluntary or involuntary liquidation of the Company, all stockholders are entitled to a pro rata distribution of the assets of the Company remaining after payment of claims of creditors and liquidation preferences of any preferred stock. Holders of common stock have no conversion or preemptive rights.

The Certificate of Incorporation authorizes the Company’s Board, without any vote or action by the holders of common stock, to issue preferred stock from time to time in one or more series. The Board is authorized to determine the number of shares and to fix the powers, designations, preferences and relative, participating, optional or other special rights of any series of preferred stock. Issuances of preferred stock would be subject to any applicable rules of organization on which the Company’s stock is then quoted or listed. Depending upon the terms of preferred stock established by the Board, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of the Company. If any shares of preferred stock are issued with voting powers, or if additional shares of common stock are issued, the voting power of the outstanding common stock would be diluted.

The Company believes that the availability of preferred stock will provide increased flexibility to facilitate possible future financings and acquisitions and to meet other corporate needs that might arise. The issuance of preferred stock may have the effect of (a) deterring or thwarting persons seeking to take control of the Company through a tender offer, proxy fight or otherwise; (b) inhibiting the removal of incumbent management; or (c) impeding a corporate transaction such as a merger. For example, the issuance of preferred stock could be used to deter or prevent such a change of control through dilution of stock ownership of persons seeking to take control or by rendering a transaction proposed by such persons more costly.

Transfer Agent and Registrar

The Company’s transfer agent is Empire Stock Transfer, Inc., 7251 Lake Mead Boulevard, Suite 300, Las Vegas, Nevada 89128.

ITEM 2. EXHIBITS

The documents listed below are filed as exhibits to this Registration Statement.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Telanetix, Inc. (Incorporated herein by reference to Exhibit 3.1 of the Company’s Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2006.)

3.2	Bylaws of Telanetix, Inc. (Incorporated herein by reference to Exhibit 3.2 of the Company’s Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2006.)

4.1	Form of certificate representing shares of common stock, par value $0.0001 per share, of Telanetix, Inc.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

TELANETIX, INC.

/s/ RICHARD M. ONO
By: Richard M. Ono Title: Chief Financial Officer

Dated: May 11, 2006

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Telanetix, Inc. (Incorporated herein by reference to Exhibit 3.1 of the Company’s Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2006.)

3.2	Bylaws of Telanetix, Inc. (Incorporated herein by reference to Exhibit 3.2 of the Company’s Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2006.)

4.1	Form of certificate representing shares of common stock, par value $0.0001 per share, of Telanetix, Inc.

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